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                           FORM 10-SB as filed with the SEC on February 11, 2004

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                           ISSUERS UNDER THE 1934 ACT

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                         MARKETING WORLDWIDE CORPORATION
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                 (Name of Small Business Issuer in its charter)

           Delaware                                            68-0566295
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(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                            Identification Number)

         11224 Lemen Road, Suite A, Whitmore Lake, Michigan          48189
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         (Address of principal executive office)                   (Zip Code)

Issuer's telephone number: (734) 449-2461
                           -----------------------------------------------------

Securities to be registered under Section 12(g) of the Act:

                          $.001 par value common stock
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                                (Title of class)

                                 With copies to:
                                 Richard O. Weed
                                 Weed & Co. LLP
                        4695 MacArthur Court, Suite 1430
                             Newport Beach, CA 92660
                             Telephone 949.475.9086
                             Facsimile 949.475.9087


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INDEX

PART I

Item 1.  Description of Business                                               1

Item 2.  Management's Discussion and Analysis or Plan of Operation            17

Item 3.  Description of Property                                              20

Item 4.  Security Ownership of Certain Beneficial Owners and Management       21

Item 5.  Directors, Executive Officers, Promoters and Control Persons         21

Item 6.  Executive Compensation                                               23

Item 7.  Certain Relationships and Related Transactions                       25

Item 8.  Description of Securities                                            26

PART II

Item 1.  Market Price of and Dividends of the Registrant's Common Equity
         and Other Shareholder Matters                                        28

Item 2.  Legal Proceedings                                                    28

Item 3.  Changes in and Disagreements with Accountants                        28

Item 4.  Recent Sales of Unregistered Securities                              28

Item 5.  Indemnification of Directors and Officers                            29

PART F/S                                                                      F-

PART III

Item 1.  Index to Exhibits                                                    32

Item 2.  Description of Exhibits                                              32

                                       1


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General

Marketing Worldwide Corporation ("MWW") was formed by filing its certificate of incorporation in Delaware on July 23, 2003. On October 31, 2003, MWW acquired 100% of the membership interests in Marketing Worldwide LLC, a Michigan limited liability company ("MWWLLC"), in a tax-free exchange whereby MWWLLC became a wholly owned subsidiary of MWW. MWWLLC was formed in 1998 as a marketing and sales platform for the automotive accessories market. The accompanying financial statements represent the operations of MWWLLC for the fiscal years ended September 30, 2003 and September 30, 2002.

MWWLLC was founded by Michael Winzkowski and James Marvin, after both Mr. Winzkowski and Mr. Marvin had terminated their involvement with Inalfa Roof Systems, a large and globally organized manufacturer of automotive roof systems.

MWWLLC's marketing/sales/service organization initially commenced business with limited staff, buying and selling finished goods in bulk to suitable clients. Increasing demand for the company's products and services prompted an expansion of MWWLLC 's infrastructure and staff and warranted the diversification of its activities in order to support newly arising market opportunities. Since then, drawing from the experience of its principals and strategically utilizing longstanding relationships in the industry, the company has steadily expanded its product range, client and employees/contractor base.

At the same time, MWWLLC's crucial supplier base, initially restricted to mainly AISIN/AWA, (a diverse Japanese automotive OE-component manufacturer with an US-subsidiary) was also expanded. New product and process demands were addressed by utilizing domestic sourcing, design and tooling/manufacturing capabilities in addition to maintaining the existing foreign supplier base. This greatly enhanced MWWLLC's flexibility to effectively react to market changes and reduce crucial response time to customer demands, project lead times and lower manufacturing costs.

By contracting its first programs with several Toyota and independently owned ports in the US in early 1999, MWWLLC began to establish itself as a reliable and credible supplier of high quality original equipment manufacturer ("OEM") accessories to the automobile market. Subsequently it has successfully entrenched itself in its target market segment, the zone or dealer installed automotive accessory options. Since then the company has continuously increased sales, kept solidifying its market position, while cultivating its client relationships and has become a major player in this market segment.

To date MWW has been funded by its owners and only recently has obtained an OPS-credit line of $500,000 through South Trust Bank. The company has no significant long-term debt, the vast majority of its inventory has been paid for and it enjoys a healthy gross margin of twenty-eight percent (29%). In 2002, the company generated sales of $4.3 Million and a pretax profit of $194,070. In 2003, the company generated sales of $7.9 Million and a pretax profit of $333,914. Management has sufficient capital for current operations, but is looking for additional equity capital to expedite the growth of its operations in future periods.

MWW is a full service wholesale supplier for ("OEM") components in the automotive accessory market and provides several large manufacturers' and independently owned zone-processing centers with MWW's components directly at their domestic port locations. The processing centers' technical teams install MWW's accessory products at these port locations, as soon as new vehicles arrive at the port and before they are delivered into the domestic distribution system.

As a subsection of the automobile market, the market segment for the OEM automotive accessory market is worth an estimated $178 Billion and is expected to grow to total sales of $185 Billion by 2004, according to estimates of The Automobile Manufacturers Association. This market trend is supported by the fact that most leading auto manufacturers have switched to maximizing profit opportunities by increasing incentives to potential buyers through vehicle pricing, focusing on model mix and adding OEM (Original Equipment Manufacturer) accessories to their base models, thus driving revenue generation in the OEM accessory market. New Domestics and the Asian manufacturers are expected to increase their market share, with the Japanese manufacturers currently emerging as market share winners; a trend that is predicted to continue in 2004 and into 2005.


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MWW's operations incorporate the design, tooling, manufacturing/assembly and sale and delivery of these OEM-quality automobile accessories to the ports.

MWW supplies accessory products directly to the major automobile processing centers at their U.S. entry ports and in Canada, for installation as either Port Installed Options (PIO) or Dealer Installed Options (DIO) programs. MWW also provides a limited number of components for regular aftermarket usage. MWW in addition provides services for installation, logistics training, quality assurance, testing procedures and warranty work, to support specific MWW products, programs and other needs that may arise for its core clients at the processing centers.

MWW core activities incorporate the design, tooling, and manufacturing/assembly of OE-quality automotive accessories. The company has developed and implemented comprehensive quality standards for its components manufacturing process, to assure the best possible price/quality ratio for its products and provide a superior level of customer service and support. The processing centers' installation teams install supplied MWW product at the port locations as soon as new vehicles arrive at the port and before they are delivered into the domestic distribution system.

MWW's charter is to continuously form and maintain long-term partnerships with customers that add product value and result in economic and performance advantages for these customers and the company. MWW's approach is completely market driven, constantly analyzing market conditions and consumer behavior in order to anticipate customer and consumer needs. MWW applies the latest advancements in product and manufacturing technology, to achieve sustainable competitive advantages for itself and its customers.

Products and Distribution

MWW currently supplies its key customers with these products:

* Automotive Body Components
* Rear Deck Spoilers
* Running Boards
* Front Grills
* Stainless Steel Exhaust Systems
* Carbon Fiber Seat Heater Systems
* Electronic Components
* Lights and Fixtures

In addition, MWW has been presented with the opportunity for the distribution of Toyota Team Europe's ("TTE's") products in North America;

* TTE (Toyota Team Europe) Performance Parts
* Lowering Kits
* Turbo Chargers
* Body Components
* Electronic Components

In turn MWW, is considering offering its products designs and licenses for distribution in Europe through TTE.

MWW's current focus is on OEM automotive body components for Toyota and Lexus vehicles and other suitable accessories and performance (stainless steel) exhaust systems for either port installed or dealer installed options. These MWW products, suitable for after manufacturing line installation are sold to selected large customers in bulk and for specific vehicle types with a 3-5 year body style life.

MWW provides all encompassing services, such as design, tooling, manufacturing/assembly/ paint, service support, quality standards, testing, process development, customer support and product installation training.

The Industry

The automobile accessory industry is a subset of the general automobile industry and as such causally dependent on the trends in this industry. Statistics for recent years have shown that this causality does not necessarily result in parallel trends in revenue development for the two market segments. While burgeoning markets in the automobile industry almost invariably generate increasing revenues in the accessory market, declining revenue for new vehicle sales on the other hand, may not necessarily result in the same for the accessory market. Declining automobile sales revenues are often a consequence of strong financial and accessory package incentives by the manufacturers for the consumer (folded into the original financing), lowering the revenue per car while increasing the numbers of cars sold, and thus increasing revenues for participating OEM accessory companies.
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Accordingly, the OEM automobile accessory market size is currently an estimated
$178 Billion, expected to grow to total sales of nearly $185 Billion by 2004.

Two main formats distinguish the industry segment in which automotive accessory components are installed in vehicles and subsequently sold to their ultimate buyers.

OEM products, or sometimes referred to as OE products are manufactured for the sole purpose of the installation of such components in automobiles during the initial manufacturing/assembly process. These products are highly vehicle and model specific and designed to fit this one application only. They have been custom designed to the vehicle specific needs determined by the car makers, are typically installed during the vehicle line assembly process either at the manufacturer or at the port processing centers and are supported by the same warranty as the vehicle itself. Such items can also be referred to as factory installed options, i.e. leather equipment, power windows, seat heaters, entertainment systems, body kits, performance exhaust systems, tuning kits and selected other accessories and options.

Driven by market conditions, buyer demands and competitive evaluations, car manufacturers make the strategic decision to either accessorize one hundred percent (100%), or only a small percentage of a car model with their own or a third party OEM product. Based on statistics of past and current automobile production and trends projected for the next several years, car makers typically accessorize only a small percentage of their vehicles with factory installed option packages. The larger percentage of the vehicles is being delivered without any add-on features to their port processing centers. This allows for competitive sticker pricing and better flexibility in the distribution channel in order to increase sales either via model price incentives or a variety of customer selected accessory options, folded into the original purchase price financing.

While this represents an additional incentive for the distribution channel and produces increased profit margins, it also requires reliably forecasting model specific demand for automotive accessories. Since neither large dealers nor the port distributors are typically equipped to forecast customer demand in this area, or design and manufacturer accessory products themselves, enter a $178 Billion accessory market served by MWW.

The Market

The automobile accessory market is fragmented and not dominated by a few large companies only. In order to address this market economically and create a competitive advantage, most major carmakers have established so-called "port installed" or "zone processing installed" option packages. While these facilities (either owned by the car makers or independent companies) are focused on distributing automobiles and have neither the capacity nor the intention to design and manufacture add-on components, they are equipped to install virtually any OEM accessory on a car prior to it going into the domestic distribution channel.

Accordingly, car makers rely on OEM suppliers such as MWW to propose, design, manufacture and in a timely fashion, deliver to their ports the products that are in demand by automobile buyers. The ports or zone processing centers typically operate under as stringent quality control programs similar to the manufacturer's on-line production facilities. Process stability, quality control issues and other related procedures are a crucial component of a successful relationship of MWW with those processing centers.

Providing these clients with "just-in-time" inventory, having the flexibility to adequately respond to changing market demands and predict consumer habit fluctuations, is a very crucial factor for the success of MWW's business. MWW is constantly improving its capabilities by improving market research, continuing to shorten development cycles, lead times and subsequently delivery schedules for its product line. While the market volume for these "zone-installed" products is somewhat smaller than the volume of typical OE factory-installed options, the margins for this market segment are higher, product volume is typically very consistent and predictable for the entire length of a model life span, which vary from three to five years, and the profit opportunities for MWW, the zones, ports and dealers are considerably better.


                                       4

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Along with its suppliers, service providers and alliance of ISO approved manufacturers; MWW focuses its business strategy on advancing the port or zone programs. These programs assure sufficient volume, good profit margins and an extended program life cycle. They also reduce the existing risk for failed programs inherent in other markets, while assuring a good return on the initial product design and tooling investment. Typical port and zone programs last over the entire duration of a body style of three to five years, with an inherent opportunity to automatically get awarded additional programs for updated and new model lines and accordingly maintain a stable and profitable long term market for MWW products.

Objectives

MWW intends to expand its corporate structure in several key areas: program design, assembly, sourcing, sales, and marketing. Management believes that these initiatives will increase revenues in future periods. MWW's management is focused on several key areas to improve its competitive position in the market. The stated management goals are to:

         o Improve the market presence for MWW product to support its existing marketing and sales strategies.
         o Strengthen existing relationships and attract additional large customers for its product roster.
         o Develop a Business to Business (B2B) web site that will broaden the sales approach, reduce customer acquisition cost and simplify critical logistics issues with clients.
         o Develop and contract six (6) new programs by the end of 2004 and additional new programs by the end of 2005
         o Identify and evaluate companies for acquisition that fit its business strategy and will rapidly increase its product reach and mix and revenue stream
         o Acquire a building for its main operation offices and warehouses in the Greater Detroit area to facilitate program expansion and reduce monthly expenditures for rent

In order to keep expanding its market reach and offer increasingly useful and high quality products and services to its large customers, MWW is constantly developing new programs and expanding existing departments to manage and implement improved procedures:

* Quality Standards for parts and processes
* Assurance systems for consistently high quality of products and the installation process
* Testing Standards and QC Guidelines for customers (value added services)
* Real time communication procedures and logistics interface with customers

To support increasing product quality and volume, MWW has set out to reach the following goals during the next several years:

* Expedite expansion of program/product range
* Increase share of domestic design, sourcing and manufacturing capabilities
* Shorten lead times of overseas suppliers and design/delivery cycles
* Enhance flexibility in response to forecast and model release fluctuation
* Create new service programs providing testing and quality assurance processes and appropriate documentation.
* Expand into the US VW/Audi, Mazda and other major manufacturers" networks and become accepted as OEM supplier and service provider.
* Expand further into the European market, expand relationship with Toyota Motor Sport in Germany
* Explore possibilities in the Chinese market.
* Pursue new relationships with Honda, Nissan, Suzuki, and KIA.
* Further improve and strengthen the domestic supplier base while maintaining relations with core suppliers in Japan and Germany.

Mission

MWW is dedicated to developing and manufacturing high quality accessory solutions for automobile manufacturers and their large zone processing centers on an OEM basis and becoming the dominant force in this market segment. By constantly improving its design, manufacturing and quality control process, MWW is establishing itself as the "One-Stop" supplier and trusted partner of choice for many of the large processing centers. MWW provides complete "Turn-Key Solutions" for its customers, while providing first class customer service and providing improved communication by establishing an advanced web based logistics exchange platform. MWW places product quality, added value services and customer satisfaction at the core of all its business procedures and projects.

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Keys to Success

MWW has identified several strategic areas that are keys to success:

* Expansion of management, sales team and sales channel
* Overcome remaining barriers-to-entry in new sales channels
* Cultivate existing and enter into new, long-term and semi-exclusive client relationships
* Manage sales, marketing and promotion efficiently
* Improve market penetration and increase brand awareness,
* Expand R&D capacity to allow parallel new product development.
* Implement new Added Value Services for customers
* Continue to improve product quality/cost ratio.
* Reduce product time-to-market
* Improve margins by improving sourcing and manufacturing
* Deliver products on time while controlling cost
* Publish B2B logistics platform
* Carefully manage fast growth with a focus on profits

MWW intends to achieve this by providing its clients with added value in the form of turnkey solutions for system applications with integrated service components, such as:

* Complete design and product development solutions
* Modern and cost-effective tooling processes
* State-of -the-art production and material solutions
* Time/Cost effective installation procedures
* Highly customized and target market specific sales & marketing programs
* Expeditious and qualified warranty and service/support mechanisms
* Experienced, highly trained and motivated staff

MWW intends to pursue the opportunity to "up-sell" additional programs and new informatics services as "Added Value Services" to its existing customer base. There is considerable up-sell potential, given that the Company's offerings comprise over sixteen (16) programs and it currently sells on average nine (9) programs per US customer.

MWW has also begun with the development and implementation of an easily accessible B2B internet logistics platform that will support customer training, testing standardization and accuracy across the installation process. It will accommodate product and installation information requests as well as the convenient and secure exchange of mission critical data, such as purchase order placing and real time tracking online.

Major Customers

MWW's current key accounts are the large independent Toyota ports in the US, including SouthEast Toyota (SET) and Gulf States Toyota (GST). In Canada, the key client is Toyota Canada (TCI), with crossover potential to Toyota Motor Sales (TMS) and the associated Toyota owned port facilities. Other major clients include Webasto Roof Systems, the largest domestic and international manufacturer of OE and AM roof systems and distributor of select automotive accessories, several large accessory dealer groups and miscellaneous selected accounts in Europe.

These are MWW's key customers with established multiple semi-exclusive and long term programs:

* Southeast Toyota (SET)
* Gulf States Toyota (GST)
* Toyota Canada (TCI)
* Webasto
* FAS Foreign Auto Services (Boston Port)
* Nolden - NCC

Potential New Customers

* KIA
* Audi/VW
* Mazda
* Nissan


                                       6

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Research & Development and Production

Each major program (i.e. a running board, rear deck spoiler or front grill), sold as a package or as a separate part, requires an average of approximately $100-200K in opportunity development, R&D and initial design and support investment. This amount includes cover design, development, tooling and initial inventory for at least one to two (1-2) months.

The development phase of a new program starts between four to six (4-6) months before the model launch date of the car model for which they are being designed. This development phase consists of six major phases broken down into multiple sub steps:

* Opportunities / Needs / Issues Review

MWW reviews new vehicle models or their provided advance data as requested by the customer or suggested by MWW.

* Component Design / Model Review

MWW creates designs in response to the conducted review and creates a model based on these research results.

* Customer Acceptance

The customer reviews the model, pricing, delivery timing and the program is approved.

* Tooling

MWW designs and builds the production tool, assembly and processing fixtures.

* Production / Assembly Packaging

Production parts are verified to design, quality controlled, assembled and packaged to customer specifications.

* Delivery to Schedule

Product is delivered as scheduled; first installations are made with the assistance of MWW representative at the port location to assure a quality launch

New Programs

MWW utilizes two different approaches for launching a new program.

1. A customer will inquire with MWW, to learn if concepts or components for a new car model currently in production or in the planning stages by an automobile manufacturer have already been developed by MWW. Based on this initial interest and on a further provisional commitment by the customer, MWW will obtain all necessary model data from the manufacturer and commence with the design and manufacturing of the new program.

2. MWW independently will determine the feasibility and the revenue potential of a new program and present its concept to the potential customer. After determining the customer's interest and subsequent commitment, MWW will begin with the development of the new program

The program development process entails the following steps:

* Determine program revenue/profit potential
* Solicit volume estimate from customer
* Model data is obtained and design concepts are developed
* Set Launch date
* Proposal including pricing is submitted to the customer
* On customer approval a prototype is built
* Review date for customer component approval
* Program Award Letter issued by customer
* Manufacturing process begins


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Technology

Portable Digitizing System

In order to produce the best possible product and at the same time expedite the design and development, to establish yet another competitive advantage, MWW uses the latest in digital recognition and design technology. MWW uses best in class portable digitizing equipment to obtain surface and/or component data acceptable for computer aided design, either in the field or at the processing center's location. This allows the company to create highly accurate full-scale parts that can be used for development, presentations and sales and marketing, should the model computed aided design ("CAD") data not be available in advance.

Computer Aided Photography

Utilizing computer generated concept design, MWW has been able to shorten the time period from concept to presentation by as much as sixty percent (60%), compared to traditional design methods. This design technique allows for rapid response to specification changes and the generation of photo quality montages of the component seemingly mounted on an actual vehicle for optimum presentation effect.

CAD - Computer Aided Design

MWW uses CAD data as it is being made available by the automobile manufacturer or by MWW's marketing partner to generate surface data, fastening locations, verify dimensions and develop the actual component and required tooling.

Tooling

MWW uses high quality aluminum or steel tools to produce its vehicle body components. These tools allow high reproduction volume while maintaining the high quality of the component produced. This high quality tool typically does not need replacement through the entire component production life cycle and requires little or no maintenance.

Blow Molding

The Blow Molding Process allows for the production of lightweight, stable and uniformly dimensioned components with a smooth and paintable surface, allowing the utilization of a range of different materials to meet the applied ISO quality standards.

Paint

MWW uses several state of the art QS900 paint facility, which are certified in automotive refinishing paint applications and systems. Parts are painted using a multiple step process, baked and cured to assure the required OE quality finish.

Sourcing

All MWW contract suppliers and production facilities are ISO9000, QS and OE approved. The facilities have been strategically selected to minimize transportation cost and logistics. Suppliers are required to participate in QA audits and submit PPAP documentation for the components it processes for MWW.

Design Services

MWW contracts with special design and engineering services that are carefully selected and qualified full service providers. The selected entities are highly regarded throughout the industry with a twenty (20) year record of accomplishment in the development of automotive accessories controls. MWW keeps the critical process from concept to model development and ultimately product launch in house to assure maximum control and high quality of the end product.

Suppliers

MWW has established relationships with a group of the best global suppliers that deliver high quality materials for the production of add-on components to MWW.

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AWA Aisin (Asian World Corporation)

AWA/Aisin is located in Japan with Toyota Corporation as a partial owner. AWA/Aisin is a Tier-1 supplier to Toyota and many other third party global auto manufactures. MWW acts as the marketing arm of AWA Aisin in North America, servicing the US port facilities. Based on this close relationship, Aisin provides MWW with access to components and material that are OEM quality and provided by a Toyota certified supplier. Many of MWW's programs are in-house designed variations of these factory-supplied parts, but Aisin also manufactures to MWW specific design instructions for supply to MWW's worldwide customers.

BORLA Performance

Headquartered in California with locations in Europe, Borla is one of the top two suppliers for OEM grade specialized stainless steel performance exhaust systems and a longstanding supplier for MWW.

Modern Plastics

A Michigan based Blow Molder and an OEM-approved supplier for Honda and Ford Motor Company

TTE Toyota Team Europe

TTE is wholly owned by Toyota and produces accessory components for Toyota and Lexus vehicles world wide and also services the Toyota racing program. TTE is not only MWW's exclusive marketing partner for North America TTE is also in the process of entering into a distribution contract for MWW products for distribution in Europe. Based on the high quality and low manufacturing cost of MWW's products, the two companies are currently evaluating joint new product development for both the European and the US market.

WET/NCC, MICRO HEAT

One of the leading OE manufacturers for carbon fiber seat heating systems and electronic windshield fluid system heaters.

COLORTEK / AKZO-NOBEL

This firm is the largest QS9000 Class A automotive paint facility and supplier of paint technology systems and paints in the world. It provides high quality paint jobs for MWW.

Cars and Concepts / Nolden

German based company supplying WET/NCC seat heaters.

Hella, Inc.

One of the largest suppliers for light assemblies and other electronic parts in the world.

Market and Industry Overview

More than 3.7% of America's total gross domestic product is generated by the sale and production of new light vehicles and vehicle parts. The U.S. automotive industry produces a higher level of output than any other single industry.

The size of the U.S. motor vehicle aftermarket grew by 3.5 percent in 2001 to $255.2 Billion, with the automotive segment recording the largest growth, a 4.8 percent jump to $178.8 Billion, according to the AAIA 2002-2003 Aftermarket Factbook. The Automobile Manufacturers Association estimates total retail sales of $198 Billion in 2005. MWW's segment of the market has been $7.9 Million in 2003 and is expected to grow to $27 Million in 2007.

Market leaders are Aeroquipinoac Corporation, ABC Group Canada and AISIN. However, beyond these large corporations, which are only supplying certain segments of the industry, there is a large, nearly untapped niche market that is there for the taking by MWW.

Market Segmentation

The automobile accessory market is frequently segmented according to product type and distribution channel. In contrast, MWW sees the market as segmented by economics, buying/distribution patterns and market segment size. This distinction incorporates the product type differences between OEM, PIO, DIO and retail aftermarket products in a more practical sense.

The installer/retailer aftermarket sector of the market is heavily segmented, served by numerous large distributors and several large chain stores, in addition to tens of thousands of small retail stores. This aftermarket segment is characterized by heavy competition, driven nearly exclusively by price and volume, catering to end users via a large number of retail outlets.

The true Original Equipment Manufacturer (OEM) market is dominated by several billion-dollar corporations, delivering certified and high quality automobile parts and components directly to the automobile manufacturers for installation during the automobile manufacturing line assembly process.

In contrast to this either extremely turbulent or heavily dominated market, the port or zone market for PIO or DIO OEM product options must be considered a large niche market, far less segmented and only populated by a few smaller suppliers servicing several large US and Canadian port distributors. While clearly addressing the different suppliers' value propositions, those port distributors are mainly concerned with the reliability of their business partners and the product quality/price ratio they provide. The ports typically maintain very close and long-lasting business relationships with their business partners.

Margins in this port segment of the OEM market are higher than in the retail after market with its many middlemen and the true OEM market, where margins are heavily pressured by the large automobile manufacturers. The dominant features of the port market are customer relations and program stability, such characteristics resulting in a more stable and predictable market segment.

Another significant advantage of delivering product directly to the large ports or distribution centers, is the residualization of the cost for the additional accessories into the original purchasing price financing by the customer during the purchases of a new automobile at the dealer. This makes it easier and more tempting for the customer to purchase additional accessories and drives incremental sales for MWW.

Market Demand

Clearly there is a causal relationship between an individual's income or his increasing or declining level of affluence and the demand in the automobile industry. Industry experts predict stagnation or only limited growth for the automobile industry in 2003. While stratospheric incentives will continue to limit North American vehicle sales revenues, they are intended to increase product volume. Accordingly, leading auto manufacturers are trying to stimulate market demand through incentives in model mix, vehicle pricing, and the sale of additional zone or dealer installed accessories,. The additional cost of such accessories can be folded into the financing of the total purchase price.

In addition, based on the automobile manufacturers' need to create new market demand, a scenario for a new market segment is developing. Amid signs that SUV sales could be hitting a plateau, US manufacturers have increasingly begun producing what are loosely termed "crossover" vehicles. This trend is following the lead of the Asian manufacturers, who already have successfully introduced the first models into the US market. These vehicles are more car than truck-like while providing many of the positive attributes that have driven truck sales in the recent years. MWW plans to address this market aggressively with new product releases.

Emerging markets often offer best growth prospects. Accordingly, several manufacturers are establishing plants in Mexico to allow more flexibly in meeting the increasing local demand. China's population of 1.3 Billion people undeniably offers huge market potential for the automobile industry and while MWW does not consider China an immediate prospect, it plans to aggressively explore the opportunity and expand into those markets when warranted; first contacts have been established.

Market Trends

Estimates suggest that a big wave of new car models will hit the US market between 2003 and 2005, with an expected fifty (50) new models to be introduced in every year. Nissan, for example is aiming for a market share of 6% of the US market by 2004/2005.

Japan's biggest carmaker, Toyota, is forecasting a dramatic rise in its sales in 2003 in the US by 5% to 6.17 million automobiles, after already winning larger shares faster than expected in the US and European market in 2002 and 2003.

Toyota already commands a dominating market share of 11.3% for a foreign automobile manufacturer in the US and plans to capture 5% of the European market share, one year earlier than expected. The company has been benefiting from higher than projected Lexus brand sales in recent years.

Volkswagen is the market leader in Europe by a considerable margin, with a market share of 18.9%, ranked fourth globally and while currently experiencing flat sales in the US, the annual sales volume in the US has still drastically increased during the recent years, representing close to 700,000 units annually in 2002.

Mazda's market share is drastically increasing, driven by the release of its new product line.

MWW is well positioned to take advantage of all of these market trends and will pursue all opportunities that meet the objectives of its business plan.

Target Market Strategy

MWW's choice of target markets and customers is strategic in nature. Accordingly, the company has elected not to sell through a large distribution network of whole sellers, retailers and chain stores to the self-reliant mass-market end user. This would present the company with the difficult task to utilize a complicated, extremely competitive and high maintenance retail channel, characterized by low profit margins, little customer loyalty and a very short product live span.

In order to serve this distribution channel, MWW would have to extend a considerably larger credit risk and implement and pay for a more complicated sales structure and management team. MWW has decided that tending to this market segment seemed considerably less efficient and would carry a significantly higher business risk than its current market strategy.

Accordingly, its decision was in favor of selling to a select group of large port processing centers and to establish long-term relationships, with product sales linked to the entire life span of a model line and better predictable revenue streams and solid profit margins.

In accordance with this market strategy, MWW is engaging in business transactions with selected large port distribution centers in its market segment that require and appreciate MWW's product quality and added value services and in return foster good profit margins for MWW. Those processing centers' business strategy does not endeavor to substitute MWW's expertise and development in-house, instead they buy in significant volume and enter into exclusive long term model contracts. This reduces interference from competition, simplifies the administration effort, lowers the credit and inventory risk and consequently leads to higher revenues and profit margins.

Market Expansion

The "Big 3" Asian car manufacturers are continuing to increase their global market share. Toyota is already the third largest global automotive manufacturer and is en route to increasing production capacity in Europe drastically. While Toyota is already MWW's largest customer in the US, inroads are currently being made into the European Toyota markets via TTE (Toyota Team Europe) in Germany and additional accounts are being added in the US.

Volkswagen/Audi, the fourth largest global manufacturer for automobiles has a commanding market share in Europe and is steadily increasing its market share in the US. MWW is currently discussing a potential business relationship with this group.

Mazda's sales in Europe have experienced a boost of forty percent (40%) between January and April of 2003 and it is a large contributor to the increase of the Japanese market share in Europe from 11.1 to 12.2 percent.

Mazda and Nissan are on the MWW customer target list. First discussions between the parties have commenced.

Expansion into Europe and other Major Markets

MWW has begun to aggressively pursue the expansion of its product reach beyond the domestic US and Canadian markets.

The company is currently considering the negotiation of an agreement with Toyota Team Europe (TTE) to market MWW components, produced in the US for suitable Euro version of Toyota and Lexus models throughout Europe. The companies are also evaluating jointly developing the same body and accessory components for utilization in the US market as well as in Europe. Based on the more advanced and cost effective ABS-Blow-Mold manufacturing process applied by MWW in the US and the resulting excellent quality/cost/price ratio, all products for this joint venture would be manufactured by MWW in the US. This would increase MWW's product volume and reduce overall R&D, design and tooling cost, while at the same time providing TTE with lower cost product for distribution in Europe.

First in roads have been made in negotiations with VW/Audi in the Boston port location, one of the largest port processing locations in the world and their headquarters in Germany. Since the approval process for all potential contracts is executed at headquarters in Germany, a high potential for crossover into the German market exists and the US and European sales efforts of the group can be combined. The high potential of this new opportunity is emphasized by the fact that Michael Winzkowski, one of MWW's principles, is of German descent and accordingly is in tune with the unique German corporate culture. This removes otherwise potentially existing barriers of entry. The company plans to aggressively pursue this option and has conducted first meetings in the US and in Germany.

Other Markets (Focus on South America/Latin America)

A multitude of accessory components that are already approved and marketed for select vehicles in North America (US/CAN) can also be offered to selectively targeted import facilities and major vehicle distributors in the Latin America markets. This is being accommodated by the fact that almost every major domestic and foreign carmaker has a presence in one or more countries in Latin America, with VW/AUDI, Toyota, Nissan, and Suzuki being the leaders. At the same time, accessory sales in Brazil, Argentine, Venezuela and select Central American markets are increasing and demand keeps rising.

Since MWW is beginning to provide common components for US and EU cars, expanding its product line into South and Central America, which apply by the same OEM standards, is a viable opportunity for significant revenue expansion.

Cost effective remote processing of warranty, tech and other customer service support for Latin American distribution centers will be achieved though the MWW-B2B web site with its localized versions.

INDUSTRY ANALYSIS

The true automobile OEM industry is clearly driven by the number of automobiles sold and therefore has a causal relationship with the sales fluctuations in the automotive manufacturing industry. The buying patterns of the customers are defined by conditions dictated by the state of the general economy and by the conditions in their market segment, specifically the number of competing suppliers. MWW's market segment is a niche market and has only a few challenging competitors.

Industry Participants

Aeroquipinoac
ABC Group Canada
AISIN

Distribution Patterns

The somewhat limited competition has created the current buying and distribution patterns. Product is distributed directly from MWW's warehouse to the zone processing centers without the use of a middleman or a distributor. MWW will expand and continue this highly effective and high-margin structure for distribution of all its future products.

Competition and Buying Patterns

The most important factor in the success of designed products in the OEM automobile accessory industry is a leading edge, high quality product, taking advantage of and carefully maintaining existing buying patterns and relationships and utilizing an advantageous position in the design, manufacturing and distribution channel.

While buying patterns, once a model program agreement has been entered into, are stable and reliable, MWW constantly renews its efforts to stay ahead of the competition. This is executed by focusing on continuously working to overcome the remaining barriers of entry for new accounts and the careful cultivation of existing accounts. While large OEM suppliers take large market shares, only a few smaller companies compete for the sizable market in MWW's market segment. There is still a considerable market share to be conquered for new products and new companies, especially outside the mainstream design categories. The port processing centers tend to maintain relationships for extended periods of time and are appreciative of MWW's value proposal to serve as a one stop-buying center for a wide range of PIO and/or DIO products.

* Existing buying patterns are often hard to break, but absent or unreliable competition, the end of certain model life spans and other enabling factors have lowered the barriers of entry and allowed MWW to solidly entrench itself in its market segment. Accordingly, those same buying patterns now present themselves as an advantage for MWW as a respected incumbent program partner. History has shown that the ports have a high resistance to frequently changing reliable and respected suppliers. As long as the agreed upon product is delivered on time, represents the agreed upon quality and additional services promised are being delivered, chances of losing an account are remote.

* Buyers in general want recognizable brand names. Product quality has become a key issue and buyers and customers alike assume that brand names assure quality. However, utilizing large supplier brand names for mainstream product types, while continuously building your own brand (company) name, has proven to be very successful for MWW. While already a recognized brand in the market, there is still considerable market share to be conquered by MWW with its specific and proven high quality solutions that appeal to buyers and create a very credible record of accomplishment and customer loyalty for the company.

* Buyers are willing to pay higher prices for high quality solutions that work. While competitors chip away at market leaders for lower prices, the market leaders continue to command high prices. MWW sells on price/performance of its product and not on "lowest price", while supplying additional value added services that continue to extend its market position.

* Customer service, logistical and product support is a crucial factor at higher price levels. Companies that charge higher prices for their products are not only expected to supply the best quality product, but also provide excellent communication, logistics and after sales support. Providing outstanding after sales support and other additional value added services sets MWW apart from the competition and over time has manifested a very credible reputation for the company.

Main Competitors

Competition is limited in MWW's market segment and is occasionally represented by smaller divisions of larger companies.

Foam Molders
Specializes in Urethane and ABS plastic components. FM currently offers only a limited spoiler programs at the port facilities.

Fibernetics
Although clearly a disruption in the market, caused by offering very aggressive pricing to secure initial contracts as they try to get into supplying the Port Facilities, Fibernetics must be considered a relict company that has been left over from the recent restructuring of Steelhorse.

STRATEGY AND IMPLEMENTATION SUMMARY

In order to set itself further apart from the competition, MWW will continue with the strict implementation of its strategic growth plan for the company over the next 4 years:

Emphasize Service and Support

* Differentiate MWW through "best-in-market" product quality from the low quality/price manufacturers
* Establish business offerings as clear and viable alternatives to the "price only" kind of buying.
* Unconditionally meet deadlines (model launch dates) as the essential condition for customers
* Provide knowledge-intensive value added services

Build a Relationship-oriented Business

* Build and maintain long-term relationships with clients, not single-transaction deals with customers.
* Become their "One-Stop" accessory manufacturer, not just a vendor
* Make customers understand the underlying value of the relationship beyond the simple purchase of product
* Establish a logistics web platform to allow the exchange of mission-critical data in real time for complete communication.

Focus on Target Markets.

* Focus offerings on potentially large volume clients as the key market segment that MWW should own
* Differentiate clearly quality of design, components, installation, service, support and knowledge in the market segment.

Offer diversified and improved Product

* Continue to improve and expand MWW product line and quality
* Offer value added client services

Competitive Advantages

MWW strongly believes that its competitive edge lies in the strategic positioning of MWW as a true partner for its clients and not simply another supplier. It consequently focuses on the careful cultivation of these long-standing, often times semi-exclusive relationships, in contrast to simply selling products to anonymous customers. By making sure those customers are and will remain satisfied clients; MWW is not only stabilizing and growing its client roster and assuring revenue growth, but also simultaneously building and maintaining strong barriers of entry for competitors.

MWW, according to its business plan, pursues and services mainly the port and zone facilities in the US, Canada and Europe as its major customers. These customers are providing stable business and consistent and constantly increasing order volume. Within this category, the strong and semi-exclusive relationship with the independent Toyota ports in the US and Canada is unique and presents a considerable competitive advantage for MWW.

Large independent companies such as South East Toyota (SET) and Gulf States Toyota (GST) provide MWW with significant sales volume, while markers for product design function, price and service support are set in mutual agreement between the partners. The order volume is sufficient enough for MWW to provide custom accessory component solutions for their models and support new model releases with the appropriate product in a timely fashion.

Providing these solutions in a timely fashion and at the agreed upon quality, is at the core of the positive relationships with these large customers and requires access to confidential car model specs and data in advance of the model release dates. Actual cars for the fitting of parts typically are available too late to meet model release schedules. MWW's core competitive advantage lies in the early access to this advance data through its main supplier.

This has allowed MWW to consistently meet crucial deadlines for its largest customers during the last three (3) years and has built strong credibility with its customers, resulting in frequent new business opportunities.

Toyota Team Europe (TTE) is considering entering into a bi-directional distribution agreement with MWW under which MWW will exclusively distribute TTE products in North America and TTE will distribute MWW design products in Europe. Based on the advanced and cost effective ABS-Blow-Mold manufacturing process applied by MWW in the US and the resulting excellent quality/cost/price ratio, all products for this joint venture would be manufactured by MWW in the US. This would increase MWW's product volume and reduce overall R&D, design and tooling cost, while at the same time providing TTE with lower cost product for distribution in Europe. In addition, TTE will provide MWW with advance design concepts it obtains from Toyota Japan.

Focus on Major Customers

MWW's core business activities are focused on these major customers:

* South East Toyota (SET)
* Gulf States Toyota (GST)
* Toyota Canada
* Boston Foreign Port
* AWA/NA
* VW - Audi
* Nolden - NCC

Several port facilities in the US are owned by Toyota and operate under the direction of the Toyota Corporate Headquarter in Japan and their top managers in the US and Canada. However, the largest, most profitable and prolific Toyota ports in the US are privately owned and have positioned themselves as leaders in the automotive industry.

The independently owned SET (South East Toyota), GST (Gulf States Toyota), Toyota Canada and the combined Boston Toyota and VW/AUDI ports generate substantially more business than any other Toyota or VW owned port or zone facility in the world. While generating large revenues, they also pioneer new products and set the yardstick for the factory owned ports and zones.

SET, with 7.5 Billion in annual revenues, services the lower five (5) US states as a distributor, owns their own financing and leasing company (Omni World Financing) and a host of other related businesses, in addition to the domestic dealerships, port processing plants and other related ventures, SET is the biggest independent port processing center worldwide and is frequently pioneering new entrepreneurial projects that are consequently copied by similar organizations.

SET is MWW's largest customer, followed by GST, Canada, Webasto (as Aftermarket retail distributor organization) and the Boston Port. MWW currently is aggressively pursuing the addition of a large European manufacturer as a client, the only organization that could potentially rival SET's position in the world automotive market. As of today, all domestic carmakers have established zone facilities that accessorize vehicles and are potential MWW customers.

Marketing Strategy

Effective marketing strategy is at the core of MWW's main business strategy. MWW does not directly service the end user market, or sell its products through a large and multifaceted distribution channel. Instead, MWW is selling directly to an easily manageable number of large customers (port processing centers). Accordingly, MWW can limit the extend of expensive marketing campaigns and market its products in a very cost effective manner, drastically limiting expenditures in this area. While the company plans to increase marketing expenditures somewhat, mainly for the purpose of continuing to extend brand name recognition, there is no need for drastically increased spending in this area. Efforts are focused on direct and personal contact with MWW's existing and potential clients. The company will extensively use its B2B web site and permission based newsletter publishing technology for strategically targeted marketing campaigns, thus keeping expenditures and customer acquisition cost low.

Pricing Strategy

MWW dose not compete via price predominantly. It is MWW's believe that being the cheapest supplier in the market segment does not necessarily result in market dominance. The port processing centers are willing to pay a premium for a high quality product that is delivered on time and supported by easy installation, additional added value services and good after sales and logistics support. Considering the processing centers design input and fulfilling the stringent quality control requirements for manufacturing and installation, justifies premium pricing. MWW prices its products based on these factors.

Promotion Strategy

MWW will continue to increase its corporate and product profile throughout the industry via limited advertising campaigns in leading industry journals and participation in industry trade shows, through its B2B web site and the publishing of a permission based news letter.


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

Distribution Strategy

MWW ships directly to the port processing centers without using a distributor. This allows for close and effective communication with its customers in regards to any arising product or distribution issues. MWW is constantly working to improve distribution and make shipping even easier and more cost effective for its customers. MWW has begun to consolidate shipments of different products for the same automobile model type to its customers, thus making streamlined distribution another added value service for its clients.

SALES STRATEGY

MWW 's current direct sales strategy focuses primarily on the up-sell to its installed base, while gaining new business and mindshare among the leading zone processing centers at the same time. To that regard, MWW has already, or is soon commencing discussions with Audi/VW, Mazda, Nissan, Honda and KIA. The company has also further intensified its contact with the decision making departments of the processing zones, to better understand their design, after sales support and other political issues. To further enhance its position in the market segment MWW is currently developing targeted added value services that will expand its share in the segment.

Based on the efforts and strategies described in detail in this business plan, MWW expects to increase its sales drastically during the next four (4) years. The Yearly Total Sales chart summarizes the company's sales forecast, showing that the company expects sales to increase from $7.9 million in fiscal year 2003 to $27 million in 2007.

MWW's sales have grown from $4.3 Million in 2002 at eighty five percent (85%) to $7.9 Million in 2003 and are projected to continue increasing in 2004 and in subsequent periods.

WEB PLAN SUMMARY

The first quarter of 2003 saw continued growth in both the percentage of companies purchasing and selling direct and indirect materials and products online as well as their overall purchases and sales that took place on the web. The cost savings were biggest for large purchasers and suppliers. Nearly half (45%) of the large purchasers using sophisticated, web based and enterprise wide procurement tools experienced a lower total cost of ownership attributed directly to their use of the internet for purchasing.

MWW is planning to build a Business-to-Business (B2B) website for its customers to take advantage of this trend. The MWW site will be the company's virtual business center and portfolio and will showcase in detail the past, current and future programs of MWW.

It will provide an easily accessible B2B informatics platform that will allow its business partners to conveniently and securely exchange mission-critical data and enable the implementation of testing standardization and accuracy across the entire installation process. It will give customers access to password protected resources areas, offer training for the installation of the company's main products via audio and video, publish industry specific articles and provide the latest relevant company and industry research and statistics.

It will be complimented by a MWW permission based newsletter, published to facilitate the immediate response to customer information requests. The site will eventually also process purchase orders, advance ship notices, invoices and other EDI documents. The availability of this data for its customers on demand and in real-time will give MWW' services a higher perceived value and competitive advantage. This kind of logistics web platform is essential in helping companies move parts along a supply chain, complete financial transactions faster and more economically, easily and economically perform far reaching online marketing campaigns and keep new customer acquisition cost low.

The MWW website needs to be a well designed site that is complex yet easy to use and is in keeping with the latest trends in user interface design while at the same time meeting the clients' assumed expertise in the use of such technology. This will help to improve data accessibility and customer service, while at the same time lower cost for marketing, customer support, customer acquisition and sourcing of materials.

Website Marketing Strategy

The internet has become an economical instrument for traditional companies with established products to reach their target markets in near real-time, while lowering customer acquisition and marketing cost and maintaining close customer communication. MWW is currently building a B2B site with five essential areas:

1. A resource section devoted to product descriptions, pricing and ordering
2. A FAQ section that will answer most customer questions
3. A training section with audio and video instructions for product installations
4. Special password protected areas for individual large customers
5. Registration Area for subscription to the permission based MWW Newsletter

MWW has chosen a design firm experienced in the field to design the site and the development of the site is currently in an advanced stage. Based on the innovative design of this firm, the site be updated and maintained by MWW employees remotely through the built in content and data manager and without the repeated application of expensive engineering resources. The site will aid in maximizing the marketing budget and economically achieve the main objective of the site: to maintain close and convenient real-time communication with its existing customers and attract high quality leads for potential new customers around the world and finally converting these contacts into new business to generate incremental revenue. The MWW informatics platform will reside on a fully scalable hardware and software platform and additional web-servers, Internet bandwidth and communications capacity may be added seamlessly and economically to accommodate growth.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Risks

Management views the principal business risk as it relates to the pace at which competing new products, services and solutions for the aftermarket are adopted in the automotive sector. In particular, the decision-making process, typically associated with this sector, may result in longer than anticipated adaptation times.

However, MWW believes that this risk is mitigated by the fact that MWW is a well-established force and has been supplying the port processing centers for several years. Accordingly, MWW has longstanding, semi-exclusive relationships, maintains programs with long product life cycles and its products compete well in the market. The company's services cost-effectively fulfill a prevailing end user need and enable manufacturers and distributors to provide additional buying incentives for their customers, and operate more efficiently by maintaining low inventory levels, while improving profit margins.

Additional business risks may arise from MWW's somewhat limited history of operations, the potential for cost-overruns, delays in developing new products and enhancements to its technologies, the loss of existing accounts, and the inability to recruit additional qualified employees and to respond effectively to actions taken by competitors.

Management is constantly taking appropriate steps to mitigate the impact of these perceived risks and believes that its unique business model and current position in the market reduce the inherent risks. MWW further mitigates risk, by dynamically scaling operations, product offerings and improving technical infrastructure as an immediate reaction to changing market conditions and managing growth effectively.

Discussion of Financial Condition

CRITICAL ACCOUNTING POLICIES

In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant effect on our revenues, income or loss from operations, and net income or net loss, as well as on the value of certain assets on our balance sheet. We believe that there are several accounting policies that are critical to an understanding of our historical and future performance as these policies affect the reported amounts of revenues, expenses, and significant estimates and judgments applied by management. While there are a number of accounting policies, methods and estimates affecting our financial statements, the following policy is considered critical. In addition, you should refer to the Notes to the accompanying consolidated financial statements for further discussion of our accounting policies.

Revenue Recognition

Revenues on the sale of products, net of estimated costs of returns and allowance, are recognized at the time products are shipped to customers, legal title has passed, and all significant contractual obligations of the Company have been satisfied. Products are generally sold on open accounts under credit terms customary to the geographic region of distribution. The company performs ongoing credit evaluations of the customers and generally does not require collateral to secure the accounts receivable.

Results of Operations

Although MWWLLC is a wholly owned subsidiary of MWWC, for accounting presentation, the operations of MWWLLC, discussed below, reflect the historical performance of the company. During fiscal year 2003, MWWLLC generated net sales of $7,982,697 compared to net sales of $4,323,554 during fiscal 2002, an increase of 85%. Gross profit on sales during 2003 was $2,283,821, or 29% compared to gross profits during 2002 of $1,085,330, or 25%. Earnings before taxes during 2003 was $333,914 or 4% compared to $194,070, or 4% during 2002.

Net income during 2003 was $325,914 compared to $189,980 during 2002. Net income increased 72%. The increase in net income was the result of larger net sales during the year ended September 30, 2003.

MWWLLC total assets grew to $2,067,386 at year end in 2003 from $1,475,532 at year end in 2002. Primarily, the increase in total assets reflects larger balances for cash and cash equivalents ($224,817 versus $138,554), accounts receivable ($683,594 versus $392,173) and the property and equipment ($226,513 versus $95,427). Inventory increased slightly to $910,135 in 2003 from $843,090 in 2002. Property and equipment consisting of tools used in the design, manufacturing and assembly process increased to $166,134 in 2003 from $35,923 in 2002, an increase of 362%.

MWWLLC reported total current liabilities $1,424,632 at the end of fiscal 2003 compared to $1,149,184 at the end of fiscal 2002. The change in total current liabilities is primarily attributable to an increase in notes payable and capital leases ($309,508 versus $12,706) and other current liabilities ($428,637 versus $147,054) offset by a decrease in accounts payable ($470,954 versus $723,891).

Liquidity

During the fiscal year ended September 30, 2003, MWWLLC reported working capital (current assets less current liabilities) of $407,553 versus $224,633. Management reports that the increase in working capital resulted from the higher amount of net income ($325,914 versus $189,980) and short term financing via a bank line of credit and capital leases. At present, sales growth exceeds the level that can be sustained by internally generated funds. Additional capital in the form of debt or equity will be necessary to support the company's sales growth. Management has had discussions with various financial institutions and individuals about its needs for additional capital. However, no sources of external liquidity, except the $500,000 line of credit, are currently in place. Accordingly, management expects to seek outside capital during the next 12 months.

Recent Accounting Pronouncements

The company adopted SFAS No. 142. Under the new rules, the company will no longer amortize goodwill and other intangible assets with indefinite lives, but such assets will be subject to periodic testing for impairment. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs to be included in results from operations may be necessary. SFAS No. 142 also requires the company to complete a transitional goodwill impairment test six months from the date of adoption.

Any goodwill impairment loss recognized as a result of the transitional goodwill impairment test will be recorded as a cumulative effect of a change in accounting principle no later than the end of fiscal year 2002. The adoption of SFAS No. 142 had no material impact on the company's consolidated financial statements. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The company expects that the provisions of SFAS No. 143 will not have a material impact on its consolidated results of operations and financial position upon adoption. The company plans to adopt SFAS No. 143 effective January 1, 2003.
                                       18

SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The company adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 had no material impact on company's financial statements.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale- leaseback transactions. The company does not expect the adoption to have a material impact to the company's financial position or results of operations.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The company does not expect the adoption to have a material impact to the company's financial position or results of operations.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others," ("FIN 45"). FIN 45 requires us to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in the issuance of the guarantee. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements effective for the year ending December 31, 2002 expand the disclosures required by a guarantor about its obligations under a guarantee. The adoption of the disclosure requirements of this statement did not impact our financial position, results of operations or cash flows.

In October 2002, the FASB issued Statement No. 147, "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", which removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, this Statement amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. The requirements relating to acquisitions of financial institutions are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on October 1, 2002. The adoption of this Statement did not have a material impact to the company's financial position or results of operations as the company has not engaged in either of these activities.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, ""Accounting for Stock-Based Compensation - -Transition and Disclosure," ("SFAS 148") was issued. SFAS 148", which amends FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 this Statement amends the disclosure requirements of SFAS Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The transition guidance and annual disclosure provisions of SFAS Statement 148 are effective for financial statements for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. , with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of the disclosure requirements of this statement did not have a material impact our on the company's financial position, or results of operations or cash flows as the company has not elected to change to the fair value based method of accounting for stock-based employee compensation.

In May 2003, the FASB issued SFAS No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The company does not expect the adoption of SFAS No. 150 to have a material impact upon its financial position, cash flows or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation 46 changes the criteria by which one company includes another entity in its consolidated financial statements. Previously, the criteria were based on control through voting interest. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The company does not expect the adoption to have a material impact to the company's financial position or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the company's results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the company's results of operations or financial position.

ITEM 3.  DESCRIPTION OF PROPERTY

MWW's main location is in Michigan with several support teams operating from offices in different parts of the U.S. and Germany. The principal executive office is located at 11224 Lemen Rd, Suite A, Whitmore Lake, MI 48189. This location consists of approximately 12,000 square feet and is owned/leased under a month to month lease agreement for $ 8,400 per month. The property is in good condition and the occupancy costs are substantially similar to other business in the area. The offices for the support teams operating in different parts of the U.S. and Germany are paid for on a month to month basis by the employee or independent contractor.

MWW currently has 13 employees and a number of individual contractors and project teams, retained either on a per job/task basis or permanently. This structure allows MWW to dynamically scale overhead, according to the scope of its design, tooling, assembly and manufacturing requirements during specific times. The company plans to add key employees to its personnel roster.

MWW's main operation is located at a rented facility in Whitmore Lake (Detroit), Michigan, centralizing offices for its sales and marketing staff, product design, sourcing, assembly and warehousing. Additional satellite offices are located in Palm Harbor, Florida and in field sales offices are located in Cincinnati and Dallas (US) and Dusseldorf (Germany), to better support customers and suppliers in those areas. MWW is currently pursuing plans to design and build a central custom building in Michigan with room to grow for its operations.

In addition, the Florida office handles accounting and the development of the Caribbean and South American clients and their associated product potential.

Other crucial support infrastructure (mechanical design, tooling, machinery and manufacturing capabilities) have been outsourced. Outsourcing such services and talent allows the dynamic and economical use of expensive resources on a requirement basis, keeping product development cost and overhead low and the necessary diversification level and the number of fully employed personnel within the company limited. Management believes this strategy allows the company to react more dynamically to changing market conditions and scale overhead efficiently, based on the existing product demand and other general economic conditions.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2004, by:

           o each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;
           o each of our officers and directors; and
           o all our officers and directors as a group.

Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

                                                                       AMOUNT AND           APPROXIMATE
                                                                       NATURE OF           PERCENTAGE OF
                                                                       BENEFICIAL        OUTSTANDING COMMON
  NAME AND ADDRESS OF BENEFICIAL OWNER (1)                             OWNERSHIP               STOCK
------------------------------------------------------------------------------------------------------------
  Michael Winzkowski, Director, President, CEO & Secretary             4,564,800              45.62%

  James C. Marvin, Director & Chief Financial Officer                  4,564,800              45.62%

  Greg Green, Sales Manager                                              470,400               4.70%

  All directors and executive officers as a group (3 individuals)      9,600,000              95.94%


(1) The mailing address for each is PO Box 2462, Palm Harbor, FL 34682-2462

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

MWW is lead by an experienced and aggressive management team and in important business decisions seeks the participation of the knowledgeable members on its business and technical advisory board, who actively contribute to the development of the Company.

MWW will continue to expand its management team, advisory board and employee roster as warranted by new business and product development, the expansion of its marketing and sales efforts and the projected increase in revenues. Immediate personnel plans call for the increases from thirteen (13) people at present to twenty nine (29) three years from now.

Management Team

The executive officers and directors are Michael Winzkowski and James C. Marvin, who are both responsible for corporate direction, strategic planning, product and program selection, special customer development as well as corporate administration and general oversight of core corporate transactions.

Michael Winzkowski, CEO, President, Secretary and Director. Age 54. Mr. Winzkowski has been involved in the automotive accessory business for the past seventeen (17) years. After having lead several successful corporations in Germany, in 1988 he became the General Manager of the US division of Farmont Sunroofs Inc. He established the US subsidiary of this successful international automotive accessory design and manufacturing company from the ground up, including the company's production facilities in Tampa, Florida taking the company to $5 Million in US sales by 1993.

In 1994, he facilitated the merger between Farmont Sunroofs and Skylite and became the President of the new US Corporation and a member of the Board of Directors. Shortly thereafter he was appointed President of the German holding corporation, began structuring the expansion of the company into Europe, Asia, Canada and Malaysia, directed the relocation of the company's manufacturing plant from Berlin in Germany to a more cost effective plant in Poland, and established a certified ISO 9000 quality assurance system for all international Farmont facilities in the US, Europe and Asia. This consequently allowed reducing the workforce from 600 to 300 persons and reaching global sales of $50 Million.

In 1997, he arranged for the takeover of Farmont Sunroofs by Inalfa and became Director of the Global Aftermarket Operations, CEO of North America and a member of the Board of Directors. Starting in 1998, he began renegotiating his relationship with Inalfa to reduce his involvement to a consulting relationship, in order to begin establishing Marketing WorldWide together with Mr. James Marvin. Consequently in 2000, Mr. Winzkowski left his position with Inalfa, to dedicate himself full time to Marketing WorldWide, LLC.

Mr. Winzkowski holds a degree in chemical Bio-Engineering and in addition studied Business, Marketing and Accounting Administration. He is an accomplished commercial pilot with close to 10,000 Hrs of flight experience, holding European and US Commercial, Air Transport Pilot and Instrument pilot certificates and a variety of Turboprop and Business Jet type ratings along with his single and multi engine ratings.

In addition to his other corporate responsibilities, Mr. Winzkowski also handles WET, TTE and NCC in Germany and the new relationship to VOTEX (VW/AUDI division).

James C. Marvin, COO, CFO and Director. Age 49. Mr. Marvin has been involved in the automotive accessory industry for the past twenty seven (27) years. Following fourteen (14) years with Cars & Concepts, Inc., a successful automotive accessory design and manufacturing company, Mr. Marvin left his position as Vice President and Controller in 1991, to co-establish Skylite Sunroofs, Inc. In 1994 he was involved in the merger of a European company and Skylite Sunroofs. In 1997 Inalfa Industries acquired the company and Mr. Marvin became the COO and a member of the board of directors of the North American Aftermarket entity. In 1998 Mr. Marvin became the Managing Director of Operations and co-owner of Marketing Worldwide.

Mr. Marvin attended Lake Superior and Cleary Universities majoring in Business and obtained degrees in Business Accounting and Business Administration.

Gregory G. Green, Sales Manager. Age 49. Mr. Green has been employed in the automotive accessories business for the past twenty five (25) years. After thirteen 13 years with a successful US OEM and aftermarket accessories manufacturer in the positions of Assembly Foreman, Production Supervisor and subsequently as Sales Manager, he took a position as Sales Manager for the newly formed Skylite-Sunroofs in 1991. In 2000, Mr. Green left Skylite Sunroofs, became the Director of Business Development for Marketing WorldWide, and has subsequently become a shareholder in Marketing WorldWide.

Mr. Green finished his high school education while in the US army and attended Rio-Hondo College after his honorable discharge from the Armed Forces. In the years to follow, he attended numerous business seminars and college courses to enhance his marketing and sales skills.

Michael McGill, Technical Marketing Manager. Age 54. Mr. McGill has pioneered new products and manufacturing processes for the past twenty eight (28) years for both domestic and international OEM accessory companies. He has extensive experience in the automotive accessory molding and material selection process and has worked with GE Plastics, VW, GM, Navistar Truck and Xerox Fleetwood. Mr. McGill is acknowledged throughout the industry for creating and commercializing a high performance design business at GE Plastics, known as "Engineered Blow Molding" and the "Hollow Part Processing" technology development at Hoechst Celanese Corp.

Mr. McGill has degrees in Manufacturing Technology and Industrial Technology. He has received management awards from GE in 1981, 83, 84 and from Hoechst Celanese in 1990. His publications include "Blow Molding Steps up to Engineered Designs", "EBM Systems for Automotive" and several other publications in plastics Engineering.

Charley Willis, Sales Account Manager. Age 44. Mr. Willis has fifteen (15) years experience in Sales, Marketing, and new program development of automotive accessories. Customers ranged from traditional aftermarket distribution companies to large OEM companies. The past four (4) years he has been involved in MWW product development, opportunity identification and project management and is MWW's account manager for GST, Houston's (Toyota Port) and Audi/VW port in Texas.

Mr. Willis attended Texas Wesleyan College and received a degree in Mass Communications, Advertising, and Marketing.

Personnel Plan

The personnel plan calls for increasing total employees from 13 persons by sixty two percent (62%) to 21 persons, within the next 12 months, to 23 people in 2005, 27 people in 2006 and to twenty nine people by the end of 2007.

Most of the new hires will support product development, sales and marketing, followed by service.

ITEM 6.  EXECUTIVE COMPENSATION

The Summary Compensation Table below identifies the compensation of MWW's CEO, Michael Winzkowski, and MWW's four most highly compensated executive officers other than the CEO whose total annual salary and bonus exceeded $100,000, if any.

----------------------------------------------------------------------------------------------------------------
                                           SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------------------------------------------------
                                                                       Long Term Compensation
                                                             -------------------------------------
                                  Annual Compensation                   Awards           Payouts
                        -----------------------------------  ------------------------- -----------
      (a)         (b)     (c)       (d)       (e)             (f)           (g)            (h)          (i)
----------------------------------------------------------------------------------------------------------------
                                                           Restricted   Securities
    Name and                              Other Annual        Stock     Underlying         LTIP      All Other
   Principal            Salary     Bonus  Compensation       Award(s)  Options/SARs       Payouts  Compensation
    Position     Year     ($)      ($)        ($)              ($)         (#)               ($)        ($)
----------------------------------------------------------------------------------------------------------------
    Michael      2003   120,000    117.000    0                 0           0                 0         0
   Winzkowski    2002   100,000    65,000     0                 0           0                 0         0
      CEO        2001   45,000     0          0                 0           0                 0         0
----------------------------------------------------------------------------------------------------------------
  James Marvin   ------ 120,000    117,000    0                 0           0                 0         0
                 ------ 100,000    65,000     0                 0           0                 0         0
                 ------ 45,000     0          0                 0           0                 0         0
----------------------------------------------------------------------------------------------------------------
  Greg Green     ------ 80,000     0          0                 0           0                 0         0
                 ------ 70,000     0          0                 0           0                 0         0
                 ------ 60,000     0          0                 0           0                 0         0
----------------------------------------------------------------------------------------------------------------
  Mike McGill    ------ 60,000     0          0                 0           0                 0         0
                 ------ 50,000     0          0                 0           0                 0         0
                 ------ 40,000     0          0                 0           0                 0         0
----------------------------------------------------------------------------------------------------------------
       D         ------ 60,000     0          0                 0           0                 0         0
                 ------ 50,000     0          0                 0           0                 0         0
                 ------ 40,000     0          0                 0           0                 0         0
----------------------------------------------------------------------------------------------------------------

                                       23

-----------------------------------------------------------------------------------------------------
                               OPTION/SAR GRANTS IN LAST FISCAL YEAR
-----------------------------------------------------------------------------------------------------
                                         Individual Grants
-----------------------------------------------------------------------------------------------------
  (a)               (b)                      (c)                        (d)                (e)
-----------------------------------------------------------------------------------------------------
           Number of Securities    % of Total Options/SARs           Exercise or
         Underlying Options/SARs  Granted to Employees in Fiscal        Base
  Name        Granted (#)                   Year                     Price ($/Sh)    Expiration Date
-----------------------------------------------------------------------------------------------------
  CEO     N/A
-----------------------------------------------------------------------------------------------------
   A      N/A
-----------------------------------------------------------------------------------------------------
   B      N/A
-----------------------------------------------------------------------------------------------------
   C      N/A
-----------------------------------------------------------------------------------------------------
   D      N/A
-----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                   AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
----------------------------------------------------------------------------------------------------------------
  (a)         (b)           (c)                        (d)                                      (e)
----------------------------------------------------------------------------------------------------------------
             Shares        Value         Number of Securities Underlying       Value of Unexercised In-the Money
          Acquired on    Realized    Unexercised Options/SARs at FY-End (#)        Options/SARs at FY-End ($)
Name      Exercise (#)      ($)             Exercisable/Unexercisable              Exercisable/Unexercisable
----------------------------------------------------------------------------------------------------------------
  CEO     None
----------------------------------------------------------------------------------------------------------------
   A      None
----------------------------------------------------------------------------------------------------------------
   B      None
----------------------------------------------------------------------------------------------------------------
   C      None
----------------------------------------------------------------------------------------------------------------
   D      None
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                          LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR
----------------------------------------------------------------------------------------------------------------
                                                                    Estimated Future Payouts Under Non-Stock
                                                                              Priced-Based Plans
                                                             ---------------------------------------------------
  (a)            (b)                        (c)                  (d)             (e)             (f)
----------------------------------------------------------------------------------------------------------------
           Number of Shares,        Performance or Other
              Units or                 Period Until           Threshold         Target         Maximum
  Name     Other Rights (#)         Maturation or Payout       ($ or #)        ($ or #)        ($ or #)
----------------------------------------------------------------------------------------------------------------
  CEO     none
----------------------------------------------------------------------------------------------------------------
   A      None
----------------------------------------------------------------------------------------------------------------
   B      None
----------------------------------------------------------------------------------------------------------------
   C      None
----------------------------------------------------------------------------------------------------------------
   D      None
----------------------------------------------------------------------------------------------------------------

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 31, 2003, MWW acquired 100% of the membership interests in Marketing Worldwide LLC, a Michigan limited liability company ("MWWLLC"), in a tax-free exchange whereby MWWLLC became a wholly owned subsidiary of MWW. Under this transaction, the members of MWWLLC acquired 96% of the common shares MWW. As a result of the transaction, Michael Winzkowski and James C. Marvin became the officers and directors of MWW and the owners of 96% of the common shares of MWW. MWWLLC has 6% interest bearing notes payable to Mr. Winzkowski and Mr. Marvin due September 30, 2004. At September 30, 2003 and 2002, respectively, the related party note payable balance was $215,533 and $265,533, respectively. For the years ended September 30, 2003 and 2002, no related party interest was charged to operations because the interest was waived.

Richard O. Weed and Rainer Poertner may be considered promoters since they each received 200,000 shares of common stock in July 2003 when MWW was incorporated in the state of Delaware. Mr. Weed served as the sole Director, President, Secretary and Treasurer of MWW from inception on July 31, 2003 until the acquisition of MWWLLC on October 31, 2003. Collectively, Mr. Weed and Mr. Poertner contributed $4,200 cash and 100,000 shares of common stock of F10 Oil & Gas Properties, Inc. Mr. Weed acquired the shares of F10 Oil & Gas Properties, Inc. in May 2003 directly from the issuer to resolve certain claims related to the registration of shares underlying a stock option held by Mr. Weed since July 2001. Mr. Weed was granted a Stock Option to purchase 250,000 shares of MWW common stock at $1.00 per share that expires December 31, 2008 as an incentive to represent MWW as legal counsel. Mr. Weed is a partner in Weed & Co. LLP and has provided legal services to MWW under a Fee Agreement since August 15, 2003. Weed & Co. LLP has been paid $7,875 for its services and expects to receive an additional $22,125 following the filing of this registration statement. Mr. Poertner has provided consulting services to MWW and MWWLLC since April 2003. Under the Consulting Agreement dated August 15, 2003, Mr. Poertner receives $4,000 per month plus expenses. Further, the Consulting Agreement grants Mr. Poertner certain additional compensation if he meets certain milestones. Copies of these agreements are included as exhibits to this registration statement.

ITEM 8.  DESCRIPTION OF SECURITIES

General

MWW has the authority to issue 100,000,000 shares of common stock, par value $.001, and 10,000,000 shares of preferred stock, par value $.001. As of January 31, 2004, 10,004,000 shares of common stock were outstanding, held by six stockholders of record. No shares of preferred stock are currently outstanding.

MWW has the authority to issue One Hundred Ten Million (110,000,000) shares of stock under its Certificate of Incorporation of which stock One Hundred Million (100,000,000) shares of the par value of $.001 each shall be common stock and of which Ten Million (10,000,000) shares of the par value of $.001 each shall be preferred stock. Further, the board of directors of MWW, by resolution only and without further action or approval by the stockholders, may cause the corporation to issue one or more classes or one or more series of preferred stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors, and to fix the number of shares constituting any classes or series and to increase or decrease the number of shares of any such class or series.

Common stock

The common stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. The board of directors are elected annually to serve until their successors are elected and qualify. The bylaws authorize a five member board of directors which will generally serve for a term of one year. At present, there are three vacancies on the board. Vacancies on the board can be filled by a majority of the directors then in office and shall serve until the next annual election. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the common shares voted for the election of directors can elect all of the directors.

The common stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Preferred stock

The certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the board of directors. No shares of preferred stock are issued and outstanding. However, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock can be utilized as a method of discouraging, delaying or preventing a change in control. No preferred shares have been issued as of current, but management cannot assure the common stockholders that the board of directors will not do so in the future.

Warrants

MWW sold a Common Stock Purchase Warrant that allows the holder to purchase up to 1,000,000 shares of $.001 par value common stock at a price of $.50 per share any time before December 31, 2008. The exercise price and number of shares of common stock to be issued on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the company, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price. The warrant holder does not have the rights or privileges of a common stockholder or any voting rights until the warrants are exercised. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Stock Option

MWW issued a Stock Option to one natural person as an incentive to represent MWW as legal counsel. The Stock Option allows the holder to purchase up to 250,000 shares of $.001 par value common stock at $1.00 per share any time before December 31, 2008. Further, the Stock Option is not subject to dilution based upon any reverse split of the common stock and is exercisable, in whole or in part, with a promissory note of not less than 45 days duration or upon common "cashless exercise" terms.

Dividends

MWW has not paid any dividends on its common stock to date and does not intend to pay dividends in the future. The payment of dividends in the future will be contingent upon the revenue and earning, if any, capital requirements and the company's general financial. The payment of any dividends is within the discretion of the board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in business operations. Accordingly, the board does not anticipate declaring any dividends in the foreseeable future.

Transfer Agent

The transfer agent for the common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

Shares Eligible for Future Sale

All of the outstanding shares of common stock are restricted securities under Rule 144, in that the shares were issued in private transactions not involving a public offering. None of these shares will be eligible for sale under Rule 144 before July 31, 2004.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

1% of the number of shares of common stock then outstanding (which would equal 100,040 shares since there are currently 10,004,000 shares of common stock issued and outstanding); and the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the company.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate at the time of or at any time during the three months preceding a sale, and who has beneficially owned the restricted shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell their shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

SEC Position on Rule 144 Sales

The Securities and Exchange Commission has taken the position that promoters or affiliates of a blank check company and their transferees, both before and after a business combination, would act as an "underwriter" under the Securities Act when reselling the securities of a blank check company. Accordingly, the Securities and Exchange Commission believes that those securities can be resold only through a registered offering and that Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of Rule 144.

Registration Rights

MWW has agreed to file a registration statement covering the resale of the shares of common stock underlying the Common Stock Purchase Warrant and Stock Option. MWW will bear the expenses incurred in connection with the filing of any such registration statement.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

This registration statement relates to shares of MWW's $.001 par value common stock. There is no established public trading market for the common stock of MWW.

There are 10,004,000 shares of common stock issued and outstanding. The are 1,250,000 shares of common stock that are subject to outstanding options or warrants to purchase common stock. No shares can be sold pursuant to Rule 144 under the Securities Act. MWW has agreed to file a registration statement covering the resale of up to 1,250,000 shares of common stock underlying outstanding options or warrants to purchase common stock. MWW will bear the expenses incurred in connection with the filing of any such registration statement.

As of January 31, 2004, 10,004,000 shares of common stock were outstanding, held by six stockholders of record. No shares of preferred stock are currently outstanding.

ITEM 2.  LEGAL PROCEEDINGS

MWW is not involved in any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

MWW engaged the accounting firm of Russell Bedford Stefanou & Mirchandani LLP to audit its balance sheet as of September 30, 2003 and 2002, and the related statements of stockholder's equity, income and cash flows for the years then ended. There have been no changes in or disagreements with accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On July 31, 2003, MWW issued 400,000 shares of its $.001 par value common stock to two natural persons in exchange for $4,200 cash and 100,000 shares of common stock of F10 Oil & Gas Properties, Inc. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering. The share certificates contain a Rule 144 legend.

On August 15, 2003, MWW issued a Stock Option to one natural person as an incentive to represent MWW as legal counsel. The Stock Option allows the holder to purchase 250,000 shares of $.001 par value common stock at $1.00 per share any time before December 31, 2008. Further, the Stock Option is not subject to dilution based upon any reverse split of the common stock and is exercisable, in whole or in part, with a promissory note of not less than 45 days duration or upon common cashless exercise terms. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering.

On October 31, 2003, MWW issued 9,600,000 shares of its $.001 par value common stock to three persons to acquire to 100% of the membership interests in Marketing Worldwide LLC, a Michigan limited liability company ("MWWLLC"), in a tax-free exchange whereby MWWLLC became a wholly owned subsidiary of MWW. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering. The share certificates contain a Rule 144 legend.

On October 31, 2003, MWW issued 4,000 shares of its $.001 par value common stock and a Common Stock Purchase Warrant to acquire up to 1,000,000 shares of its $.001 par value common stock to Wendover Investments Limited, a company organized under the laws of the Cayman Islands in exchange for $6,000. The Warrant allows the holder to exercise any time before December 31, 2008. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

MWW's certificate of incorporation provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. Further, MWW's bylaws provides that the corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

"Section 145. Indemnification of officers, directors, employees and agents; insurance.
(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                             MARKETING WORLDWIDE LLC

                              Financial Statements

                           September 30, 2003 and 2002

                             MARKETING WORLDWIDE LLC
                              Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

CONTENTS                                                                PAGE NO.
--------------------------------------------------------------------------------

Report of Independent Certified Public Accountants                           F-3

Balance Sheet at September 30, 2003 and 2002                                 F-4

Statement of Member's capital for the Years
Ended September 30, 2003 and 2002                                            F-5

Statement of Income for the Years
Ended September 30, 2003 and 2002                                            F-6

Statement of Cash Flows for the Years
Ended September 2003 and 2002                                                F-7

Notes to Financial Statements                                         F-8 ~ F-18

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE MEMBERS' OF
MARKETING WORLDWIDE LLC.

We have audited the accompanying balance sheets of MARKETING WORLDWIDE LLC., as of September 30, 2003 and 2002, and the related statements of members' capital, income and cash flows for the two years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the balance sheets referred to above present fairly, in all material respects, the financial position of MARKETING WORLDWIDE LLC., as of September 30, 2003 and 2002 and the results of operations and cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

                                    /S/ RUSSELL BEDFORD STEFANOU MIRCHANDANI LLP
NEW YORK, NEW YORK                      RUSSELL BEDFORD STEFANOU MIRCHANDANI LLP
OCTOBER 22, 2003                                    CERTIFIED PUBLIC ACCOUNTANTS

                             MARKETING WORLDWIDE LLC
                                  Balance Sheet
                         At September 30, 2003 and 2002
--------------------------------------------------------------------------------

                                                           2003         2002
                                                        -----------  -----------
         ASSETS
         ------

CURRENT ASSETS:
     Cash and cash equivalents                          $  224,817   $  138,554
     Accounts receivable, less allowance for
         doubtful accounts of $0 and $0, respectively      683,594      392,173
     Inventories                                           910,135      843,090
     Other current assets                                   13,639           --
                                                        -----------  -----------
         TOTAL CURRENT ASSETS                            1,832,185    1,373,817

PROPERTY AND EQUIPMENT (NET OF
     ACCUMULATED DEPRECIATION)                             226,513       95,427

OTHER ASSETS                                                 8,688        6,288
                                                        -----------  -----------
         TOTAL                                          $2,067,386   $1,475,532
                                                        ===========  ===========

         LIABILITIES AND MEMBERS' CAPITAL
         --------------------------------

CURRENT LIABILITIES:
     Notes payable and capital leases                   $  309,508   $   12,706
     Accounts payable                                      470,954      723,891
     Note payable - related parties                        215,533      265,533
     Other current liabilities                             428,637      147,054
                                                        -----------  -----------
         TOTAL CURRENT LIABILITIES                       1,424,632    1,149,184
                                                        -----------  -----------
LONG - TERM LIABILITIES:
     Notes payable and capital leases                      140,184      149,692

MEMBERS' CAPITAL                                           502,570      176,656
                                                        -----------  -----------
         TOTAL                                          $2,067,386   $1,475,532
                                                        ===========  ===========

                 See accompanying notes to financial statements

                             MARKETING WORLDWIDE LLC
                          Statement of Members' Capital
                 For the Years Ended September 30, 2003 and 2002
--------------------------------------------------------------------------------

                                             PARTNERS'     MEMBERS'
                                              CAPITAL      CAPITAL      TOTAL
                                             ----------   ----------  ----------
         2002
         ----

Balance at October 1, 2001                   $ (13,324)   $      --   $ (13,324)

Net income from October 10, 2001
     to December 27, 2001                       75,882           --      75,882

Partnership interest acquired in exchange
     of membership interest                    (62,558)      62,558          --

Net income from December 28, 2001 to
     September 30, 2002                             --      114,098     114,098
                                             ----------   ----------  ----------
Balance at September 30, 2002                $      --    $ 176,656   $ 176,656
                                             ==========   ==========  ==========

         2003
         ----

BALANCE AT OCTOBER  1, 2002                  $      --    $ 176,656   $ 176,656

NET INCOME                                          --      325,914     325,914
                                             ----------   ----------  ----------
BALANCE AT SEPTEMBER 30, 2003                $      --    $ 502,570   $ 502,570
                                             ==========   ==========  ==========

                 See accompanying notes to financial statements

                             MARKETING WORLDWIDE LLC
                               Statement of Income
                 For the Years Ended September 30, 2003 and 2002
--------------------------------------------------------------------------------

                                                         2003           2002
                                                      -----------    -----------

NET SALES                                             $7,982,697     $4,323,554

Cost of sales                                          5,698,876      3,238,224
                                                      -----------    -----------
GROSS PROFIT                                           2,283,821      1,085,330
                                                      -----------    -----------
OPERATING EXPENSES:
     Selling expenses                                    315,251        210,482
     General and administrative expenses               1,643,120        713,366
     Financial expenses                                   42,863         11,778
                                                      -----------    -----------
         TOTAL OPERATING EXPENSES                      2,001,234        935,626
                                                      -----------    -----------

INCOME FROM OPERATIONS                                   282,587        149,704

Other income                                              51,327         44,366
                                                      -----------    -----------

INCOME BEFORE PROVISION FOR INCOME TAXES                 333,914        194,070

Provision for income taxes                                 8,000          4,090
                                                      -----------    -----------

NET INCOME                                            $  325,914     $  189,980
                                                      ===========    ===========

                 See accompanying notes to financial statements

                             MARKETING WORLDWIDE LLC
                             Statement of Cash Flows
                 For the Years Ended September 30, 2003 and 2002
--------------------------------------------------------------------------------

                                                            2003         2002
                                                         ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
         NET INCOME                                      $ 325,914    $ 189,980
                                                         ----------   ----------
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation                                           37,028       18,167

CHANGES IN OPERATING ASSETS AND LIABILITIES:
     (Increase) decrease in accounts receivable           (291,421)       5,922
     Increase in inventories                               (67,045)    (289,172)
     (Increase) decrease in other current assets           (13,639)       1,148
     Increase in other assets                               (2,400)        (600)
     (Decrease) increase in accounts payable              (252,937)     152,303
     Increase (decrease) in other current liabilities      281,583         (929)
                                                         ----------   ----------
         TOTAL ADJUSTMENTS                                (308,831)    (113,161)
                                                         ----------   ----------
         NET CASH PROVIDED BY OPERATING ACTIVITIES          17,083       76,819
                                                         ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of property and equipment               (168,114)     (95,633)
                                                         ----------   ----------
         NET CASH USED IN INVESTING ACTIVITIES            (168,114)     (95,633)
                                                         ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from notes payable and capital leases        287,294      162,398
     Repayment of note payable - related parties           (50,000)    (104,487)
                                                         ----------   ----------
         NET CASH PROVIDED BY FINANCING ACTIVITIES         237,294       57,911
                                                         ----------   ----------
         NET INCREASE IN CASH AND CASH EQUIVALENTS          86,263       39,097
Cash and cash equivalents at beginning of the year         138,554       99,457
                                                         ----------   ----------
         CASH AND CASH EQUIVALENTS AT END OF THE YEAR    $ 224,817    $ 138,554
                                                         ==========   ==========
SUPPLEMENTAL DISCLOSURES FOR CASH FLOW INFORMATION:
     Cash paid during the year for interest              $  39,974    $  10,395
                                                         ==========   ==========
     Cash paid during the year for income taxes          $   6,090    $      --
                                                         ==========   ==========

                 See accompanying notes to financial statements

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         MARKETING WORLDWIDE LLC (the "Company") is a Michigan Limited Liability Company formed on December 27, 2001. The liabilities of the Company's members are limited. The summary of significant policies of MARKETING WORLDWIDE LLC is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United Stated of America and have been consistently applied in the preparation of the financial statements.

         (a) ACQUISITION
             -----------

             On December 27, 2001, the Company acquired the 100% of the partnership interest in Marketing Worldwide Limited, a Florida limited partnership. The results of operation of Marketing Worldwide Limited have been included in the financial statements since October 1, 2001. Marketing Worldwide Limited was the importer and distributor of auto parts and accessories throughout the United States of America and Canada. As a result of the acquisition, the Company is expected to be well positioned as auto parts and accessories distributor in those markets.

         (b) BUSINESS ACTIVITY
             -----------------

             The Company's primary business is the import and wholesale distribution of auto parts and accessories throughout the United States of America and Canada.

         (c) REVENUE RECOGNITION
             -------------------

             Revenues on the sale of products, net of estimated costs of returns and allowance, are recognized at the time products are shipped to customers, legal title has passed, and all significant contractual obligations of the Company have been satisfied. Products are generally sold on open accounts under credit terms customary to the geographic region of distribution. The Company performs ongoing credit evaluations of the customers and generally does not require collateral to secure the accounts receivable.

         (d) CASH AND CASH EQUIVALENTS
             -------------------------

             For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (e) CONCENTRATION OF CREDIT RISK
             ----------------------------

             Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of applicable government mandated insurance limit.

         (f) ACCOUNTING FOR BAD DEBTS AND ALLOWANCES
             ---------------------------------------

             Bad debts and allowances are provided based on historical experience and management's evaluation of outstanding accounts receivable. There was no allowance for doubtful accounts at September 30, 2003 and 2002.

         (g) INVENTORY VALUATION
             -------------------

             Inventories are recorded at the lower of cost (average cost method) or market value.

         (h) FAIR VALUE OF FINANCIAL INSTRUMENTS
             -----------------------------------

             Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings, as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments.

         (i) IMPAIRMENT OF LONG LIVED ASSETS
             -------------------------------

             The Company has adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

         (j) ADVERTISING
             -----------

             The Company follows the policy of charging the cost of advertising to expenses incurred. For the years ended September 30, 2003 and 2002, advertising costs were not material to the statement of income.

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (k) RESEARCH AND DEVELOPMENT COSTS
             ------------------------------

             The Company accounts for research and development cost in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No 2 (SFAS 2"), "Accounting for Research and Development Costs". Under SFAS 2, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Total research and development costs charged to income were $108,551 and $71,345 for the years ended September 30, 2003 and 2002, respectively.

         (l) INCOME TAXES
             ------------

             The Company has elected to be treated as a partnership for federal income tax purposes. A partnership is a not a tax paying entity for federal income tax purposes. Accordingly, no federal income tax expense has been recorded in the financial statements. All income or losses will be reported on the individual members' income tax returns. The Company is however liable for state income taxes.

             Deferred income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting FOR INCOME TAXES". Deferred income taxes are provided for accumulated temporary differences due to basis of differences for assets and liabilities for financial reporting and income tax purposes, including alternative minimum taxes. The Company's temporary differences were deemed to be immaterial.

         (m) USE OF ESTIMATES
             ----------------

             The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting year. Actual results could differ from those estimates.

         (n) COMPREHENSIVE INCOME
             --------------------

             Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," establishes standards for reporting and displaying of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (n) COMPREHENSIVE INCOME (CONTINUED)
             --------------------------------

             Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company has no items of comprehensive income to report.

         (o) NEW ACCOUNTING PRONOUNCEMENTS
             -----------------------------

             Effective January 1, 2002, the Company adopted SFAS No.142. Under the new rules, the Company will no longer amortize goodwill and other intangible assets with definitive lives, but such assets will be subject to periodic testing for impairment. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write downs to be included in results from operations may be necessary. SFAS No.142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. Any goodwill impairment loss recognized as a result of the transitional goodwill impairment test is recorded as a cumulative effect of a change in accounting principle. The adoption of SFAS 142 had no material impact on the Company's financial statements.

             SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS No. 143 will not have a material impact on its results of operations and financial position upon adoption. The Company plans to adopt SFAS No. 143 effective January 1, 2003.

             SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The Company adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 had no material impact on Company's financial statements.

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (o) NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)
             -----------------------------------------

             In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that a similar to sale- leaseback transactions. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

             In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." his Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

             In October 2002, the FASB issued Statement No. 147, "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", which removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, this Statement amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived

             Assets, to include in its scope long-term customer relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. The requirements relating to acquisitions of financial institutions are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on October 1, 2002. The adoption of this Statement did not have a material impact to the Company's financial position or results of operations as the Company has not engaged in either of these activities.

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (o) NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)
             -----------------------------------------

             In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances.

             The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations as the Company has not elected to change to the fair value based method of accounting for stock-based employee compensation.

             In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation 46 changes the criteria by which one company includes another entity in its consolidated financial statements. Previously, the criteria were based on control through voting interest. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

             In April 2003, the FASB issued Statement No.149, "Amendment of Statement of 133 on Derivative Instruments and Hedging Activities", which amends Statement 133, Accounting for Derivative Instruments and Hedging Activities. The statement clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivative) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (o) NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)
             -----------------------------------------

             In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement requires that an issuer classify certain financial statements as a liability because that financial instrument embodies an obligation of the issuer. The remaining provisions of FAS 150 revise the definition of a liability to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The adoption of this statement did not have a material impact on the Company's financial position.

         (p) RECLASSIFICATIONS
             -----------------

             Certain September 30, 2002 amounts have been reclassified to conform to the September 30, 2003 presentations.

NOTE 2   ACQUISITION

         On December 27, 2001, the Company acquired the 100% of the partnership interest in Marketing Worldwide Limited.

         The aggregate purchase price was $62,558, representing membership interest in the Company. The value of membership interest issued was determined based on the fair market value of assets acquired and liabilities assumed which did not differ materially from the historical cost.

         The following table summarized the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

         Current assets                                             $ 1,213,723
         Property, plant & equipment                                     13,829
         Other assets                                                     5,688
                                                                    ------------
             TOTAL ASSETS ACQUIRED                                    1,233,240
                                                                    ------------

         Current Liabilities                                          1,055,682
         Long term debt                                                 115,000
                                                                    ------------
             TOTAL LIABILITIES ASSUMED                                1,170,682
                                                                    ------------
             NET ASSETS ACQUIRED                                    $    62,558
                                                                    ============

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 2   ACQUISITION (CONTINUED)

         The following are the results of operations for the period from October 1, 2001 to December 27, 2001, (date of acquisition) included in the statement of income presented hereof:

         Net sales                                                  $   979,470
         Cost of sales and operating expenses                           899,782
         Depreciation                                                     3,806
                                                                    ------------
         NET INCOME                                                 $    75,882
                                                                    ============

NOTE 3   PROPERTY AND EQUIPMENT

         At September 30, property and equipment consists of the following:

                                                          2003          2002
                                                       -----------   -----------
         Tools                                         $  166,134    $   35,923
         Office equipments                                 54,243        21,664
         Automobiles                                       44,968        44,968
         Furniture and fixtures                            12,557         7,233
                                                       -----------   -----------
                                                          277,902       109,788

         Less: accumulated depreciation                    51,389        14,361
                                                       -----------   -----------
         TOTAL                                         $  226,513    $   95,427
                                                       ===========   ===========

NOTE 4   RELATED PARTY TRANSACTIONS

         The Company has following transactions with the members of the Company:

         (a) The Company has 6% interest bearing provisionary note payable to two members of the Company, which are due on September 30, 2004. At September 30, 2003 and 2002, the related party note payable outstanding balance was $ 215,533 and $265,533, respectively. For the years ended September 30, 2003 and 2002, no related party interest has been charged to operations as the same has been waived.

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 5   NOTES PAYABLE AND CAPITAL LEASES

                                                           2003         2002
                                                       -----------   -----------
         (a) The Company has a credit facility with a
             bank with a maximum borrowing limit of
             $500,000 expiring on April 30, 2004.
             Interest on advances is charged at bank
             prime rate plus 1 percent. Borrowings
             under the agreement are collateralized
             by substantially all the Company's assets
             and personal guarantees of the two
             members.                                  $  300,000    $       --

         (b) The Company has 11.50% interest bearing
             note payable to an overseas Company
             maturing on January 1, 2005.              $  130,000    $  130,000

         (c) The Company has the leases of two
             automobiles under capital leases expiring
             in April 2004 and February 2007. The assets
             and liabilities under capital leases are
             recorded at the lower of the present
             nature of the minimum lease payment of
             the fair value of the assets. The assets
             are depreciated once the lower of their
             related lease terms or their estimated
             productions lines. The capitalized cost
             of $44,968 less accumulated depreciation
             of $15,738 and $6,745 at September 30,
             2003 and 2002, respectively, is included
             in property and equipment in the
             accompanying financial statement.         $   19,692    $   32,398
                                                       -----------   -----------
             Total notes payable and capital leases       449,692       162,398

             Less: current maturities                     309,508        12,706
                                                       -----------   -----------

             Notes payable and capital leases after
             one year                                  $  140,184    $  149,692
                                                       ===========   ===========

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 5   NOTES PAYABLE AND CAPITAL LEASES (CONTINUED)

         Payments for notes payable and capital leases for next five year ending September 30, are as follows:

         TWELVE MONTHS ENDING

                  2004                                               $  310,877
                  2005                                                  134,748
                  2006                                                    4,746
                  2007                                                    1,978
                  2008                                                       --
                                                                     -----------
                                                                        452,349
              Less: interest on capital leases                            2,657
                                                                     -----------
                  TOTAL                                              $  449,692
                                                                     ===========

NOTE 6   PROVISION FOR INCOME TAXES

         At September 30, provision for income taxes consists of the following:

                                                           2003          2002
                                                         ----------   ----------

         State income taxes                              $   8,000    $   4,090
                                                         ==========   ==========
NOTE 7   ECONOMIC DEPENDENCY

         At September 30, sales to major customers and purchases from a major supplier consists of the following:

                                        2003                      2002
                                        ----                      ----

                                #       AMOUNT      %       #     Amount      %
                                -       ------      -       -     ------      -

         Major customers        3    $ 7,623,130    95      2   $ 3,855,294   89
         Major suppliers        2    $ 4,279,172    79      2   $ 2,955,327   87

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 8   COMMITMENTS AND CONTINGENCIES

         (a) The Company is obligated under two operating leases for its offices and warehouse in Michigan expiring on June 31, 2004 and July 31, 2004. During the years ended September 30, 2003 and 2002 the Company incurred rent expense of $80,606 and $61,425 respectively.

             The Company is obligated to pay certain real estate taxes and other expenses under lease terms The future minimum rental payments under these leases consists of the following:

             TWELVE MONTHS ENDING
             --------------------

                  September 2004                                      $  78,475
                                                                      ==========

         (b) At September 30, 2003 the Company was contingently liable for foreign exchange future contract for approx. $250,000.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

ITEM 2.  DESCRIPTION OF EXHIBITS

Exhibits                                                                Page No.
--------                                                                --------

(3)(i)   Certificate of Incorporation
(3)(ii)  Bylaws
(4)(1)   Form of Common Stock Certificate
(4)(2)   Common Stock Purchase Warrant with Wendover Investments Limited
(4)(3)   Stock Option Agreement with Richard O. Weed
(10)(1)  Consulting Agreement with Rainer Poertner
(10)(2)  Fee Agreement with Weed & Co. LLP
(10)(3)  Purchase Agreement MWW and MWWLLC
(21)     Subsidiaries of Registrant

                                   SIGNATURES

         In accordance with section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       MARKETING WORLDWIDE CORPORATION

Date: February 6, 2004

                                       By: /s/ Michael Winzkowski
                                       --------------------------
                                       Name: Michael Winzkowski
                                       Title: Director, President and Secretary

Date: February 6, 2004

                                       By: /s/ James C. Marvin
                                       -----------------------
                                       Name: James C. Marvin
                                       Title: Director & Chief Financial Officer

Exhibits

(3)(i)   Certificate of Incorporation
(3)(ii)  Bylaws
(4)(1)   Form of Common Stock Certificate
(4)(2)   Common Stock Purchase Warrant with Wendover Investments Limited
(4)(3)   Stock Option Agreement with Richard O. Weed
(10)(1)  Consulting Agreement with Rainer Poertner
(10)(2)  Fee Agreement with Weed & Co. LLP
(10)(3)  Purchase Agreement MWW and MWWLLC
(21)     Subsidiaries of Registrant